SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 2)


                      COMPLETE WELLNESS CENTERS, INC.
  ------------------------------------------------------------------------
                               (Name of Issuer)

                Common Stock, par value $.0001665 per share
  ------------------------------------------------------------------------
                      (Title of Class and Securities)


                                20452H4-10-3
  ------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)


                             Arthur Amron, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7000
  ------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


     September 10, 1998, September 30, 1998, and October 22 - 31, 1998
  ------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
 Rule 13d-1(b)(3) or (4), check the following:   ( )

        See Rule 13d-1(a) for other parties to whom copies are to be sent.



 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

              Imprimis Investors LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) (X)
                                                     (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              WC
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
 ---------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
                                       -0-
  NUMBER OF                  -----------------------------------------------
   SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                          2,449,716
   OWNED BY                  -----------------------------------------------
     EACH                    9.   SOLE DISPOSITIVE POWER
  REPORTING                            -0-
    PERSON                   -----------------------------------------------
     WITH                    10.  SHARED DISPOSITIVE POWER
                                       2,449,716
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,449,716
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.7% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,061,207 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

              OO
 ---------------------------------------------------------------------------



 CUSIP No. 20452H4-10-3         13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

              Wexford Spectrum Investors LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) (X)
                                                      (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              WC
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                             ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
 ---------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         -0-
      SHARES                 -----------------------------------------------
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                          615,241
       EACH                  -----------------------------------------------
     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                          -0-
        WITH                 -----------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       615,241
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               615,241
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.2% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,061,207 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               OO
 ---------------------------------------------------------------------------



 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

              Wexford Management LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) (X)
                                                      (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              AF
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
 ---------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         -0-
       SHARES                -----------------------------------------------
    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                         3,061,207
        EACH                 -----------------------------------------------
      REPORTING              9.   SOLE DISPOSITIVE POWER
       PERSON                          -0-
         WITH                -----------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       3,061,207
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,061,207
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.9% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,061,207 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

              IA
 ---------------------------------------------------------------------------



 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

              Joseph M. Jacobs
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) (X)
                                                      (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              AF
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
 ---------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         -0-
      SHARES                 -----------------------------------------------
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                          3,061,207
      EACH                   -----------------------------------------------
    REPORTING                9.   SOLE DISPOSITIVE POWER
     PERSON                            -0-
      WITH                   -----------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       3,061,207
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,061,207
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.9% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,061,207 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

              IN
 ---------------------------------------------------------------------------



 CUSIP No. 20452H4-10-3                  13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

              Charles E. Davidson
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) (X)
                                                        (b) ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

              AF
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
 ---------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         -0-
      SHARES                 -----------------------------------------------
   BENEFICIALLY              8.   SHARED VOTING POWER
     OWNED BY                          3,061,207
       EACH                  -----------------------------------------------
     REPORTING               9.   SOLE DISPOSITIVE POWER
      PERSON                           -0-
       WITH                  -----------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       3,061,207
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,061,207
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55.9% ((based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,061,207 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

              IN
 ---------------------------------------------------------------------------

 Item 4.   Purpose of Transaction.

      Imprimis and Wexford, as the holders of all of the Preferred Stock, have the right, pursuant to the Certificate of Designation, Preferences and Rights for the Preferred Stock, to hold majority representation on the Company's Board of Directors in the event that the Company fails to redeem all of the Preferred Stock on or prior to January 3, 1999. Imprimis and Wexford intend to exercise this right if the Company should fail to redeem all of the Preferred Stock.

      Except as described above, the Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraph, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or the Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

 Item 5.     Interest in Securities of the Issuer.

      In a series of private transactions from October 22, 1998 through October 31, 1998, the Reporting Persons sold in the aggregate 100,000 shares of Common Stock at $2.50 per share, of which Imprimis sold 80,000 shares and Wexford sold 20,000 shares.

      The Reporting Persons sold their shares of Common Stock pursuant to stock purchase agreements (each, a "Stock Purchase Agreement"), a form of which is attached as Exhibit X hereto and is incorporated by reference herein.

      On September 10, 1998, Frederick B. Simon, an officer of Wexford Management, resigned as a director of the Company, a result of which options to purchase 3,750 shares of Common Stock that had been granted to Mr. Simon lapsed without vesting. The Reporting Persons may be deemed to have had an interest in Mr. Simon's options.

      On September 30, 1998, the Reporting Persons received as a dividend on their shares of Preferred Stock a total of 2,610 additional shares of Preferred Stock, of which 2,088 shares were payable as a dividend to Imprimis and 522 shares were payable as a dividend to Wexford.

      The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below, including 3,750 shares of Common Stock issuable pursuant to an option, which is currently vested, granted to Mr. Simon on May 26, 1998 at an exercise price of $2.81 per share in connection with his prior services as a director of the Company, in which the Reporting Persons may be deemed to have an interest. Such percentages have been calculated using information obtained from the Company's quarterly report on Form 10-QSB for the quarterly period ended September 30, 1998, on the basis of 2,416,635 shares of Common Stock issued and outstanding on September 30, 1998 and based on an assumed 3,061,207 shares of Issuable Common Stock at an assumed conversion price of $1.75 per share of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D.

 A.   Imprimis

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,449,716, composed of 2,445,966 shares of Issuable Common Stock and 3,750 shares of Common Stock issuable upon exercise of Mr. Simon's option.

           Percentage:  44.7%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,449,716
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,449,716

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Imprimis during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 B.   Wexford Spectrum Investors LLC

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           615,241, composed of 611,491 shares of Issuable Common Stock and 3,750 shares of Common Stock issuable upon exercise of Mr. Simon's option.

           Percentage: 11.2%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 615,241
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 615,241

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Wexford Management

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,061,207, composed of 3,057,457 shares of Issuable Common Stock and 3,750 shares of Common Stock issuable upon exercise of Mr. Simon's option.

           Percentage: 55.9%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,061,207
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,061,207

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford Management during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Joseph M. Jacobs

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,061,207, composed of 3,057,457 shares of Issuable Common Stock and 3,750 shares of Common Stock issuable upon exercise of Mr. Simon's option.

           Percentage: 55.9%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,061,207
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,061,207

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Jacobs during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 D.   Charles E. Davidson

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           3,061,207, composed of 3,057,457 shares of Issuable Common Stock and 3,750 shares of Common Stock issuable upon exercise of Mr. Simon's option.

           Percentage: 55.9%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 3,061,207
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 3,061,207

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Davidson during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possesses beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 5 above.

      The Company has agreed, pursuant to each Stock Purchase Agreement, to amend its S-3 registration statement filed with the Securities and Exchange Commission to include the name of the purchaser in such registration statement, upon closing of the sale of the Common Stock.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits.

           Exhibit X  -  Form of Stock Purchase Agreement



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: December 3, 1998


                               IMPRIMIS INVESTORS LLC

                                    By:     /s/ Arthur H. Amron
                                       ------------------------------
                                    Name:   Arthur H. Amron
                                    Title:  Vice President


                               WEXFORD SPECTRUM INVESTORS LLC

                                    By:     /s/ Arthur H. Amron
                                       -------------------------------
                                    Name:   Arthur H. Amron
                                    Title:  Vice President


                               WEXFORD MANAGEMENT LLC

                                    By:     /s/ Arthur H. Amron
                                       -------------------------------
                                    Name:   Arthur H. Amron
                                    Title:  Senior Vice President


                                    /s/ Charles E. Davidson
                                    -----------------------------------


                                    /s/ Joseph M. Jacobs
                                    -----------------------------------